

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Juan Fernandez Pascual
Chief Executive Officer, Secretary and Director
Aimei Health Technology Co., Ltd.
10 East 53rd Street, Suite 3001
New York, NY 10022

> **Re: Aimei Health Technology Co., Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 17, 2023**
> **File No. 333-272230**

Dear Juan Fernandez Pascual:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed August 17, 2023

If we seek shareholder approval of our business combination . . ., page 29

1. We note the revisions you made in response to prior comment 2. Please revise the disclosure here and on page 21 to explain how the purchase of shares by the sponsor or its affiliates from public shareholders in connection with the approval of the business combination may "influence a vote" if you intend that the sponsor and its affiliates will represent that they will not vote in favor of approving the business combination, or remove this reference.

Certain Relationships and Related Party Transactions, page 111

2. We note that you have removed disclosure regarding your relationship with ARC Group Limited from this section. However, we also note that the public website for ARC Group indicates that an individual named Julianne Huh is a "strategic partner" to ARC Group. The website also indicates that ARC has a vice president named Ulrich Karlsen. If either of these individuals also serve as independent directors of Aimei, please disclose this relationship and the agreement with ARC Group in this section and in the biographical information for each individual, and file the agreement as an exhibit to the registration statement.

Enforcement of Civil Liabilities in Hong Kong and China, page 121

3. We note your response to prior comment 5 that Ms. Lin Bao's residence in the PRC is disclosed in her biography on page 103. However, as this information is directly relevant to the disclosure regarding the enforcement of civil liabilities in China, please include it in the context of this discussion as well, as requested in our prior comment.

Item 16. Exhibits and Financial Statement Schedule
Exhibit 23.1, page 146

4. In your next amendment, please provide an updated consent from your independent registered public accounting firm.

General

5. We note your response to prior comment 6 and we reissue it in part. Please include disclosure addressing the impact that PRC law or regulation may have on the cash flows associated with a business combination *in relation to shareholder redemption rights.*

You may contact Mark Rakip at 202-551-3573 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrei Sirabionian